UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Metromedia International Group, Inc.
 (Name of Subject Company (Issuer))

Caucuscom Mergerco Corp. (Offeror)
Caucuscom Ventures L.P. (Parent of Offeror)
 (Names of Filing Persons)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

591695101
(CUSIP Number of Class of Securities)

Mr. Peter Nagle
CaucusCom Ventures L.P.
c/o Salford
Norfolk House, 31 St James’s Square
London SW1Y 4JJ
United Kingdom
(+44 20) 7004 7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Gregory V. Gooding, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6870

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$187,352,904.60	$5,751.73

*Estimated for purposes of calculating the filing fee only.  Determined by multiplying the offer price of $1.80 per share by the sum of (x) the 103,144,947 shares of common stock, par value $0.01per share (the “Common Shares”), of Metromedia International Group, Inc. (the “Company”), issued and outstanding as of July 13, 2007, (y) the 240,000 Common Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options to purchase Common Shares that are currently outstanding and exercisable and (z) the 700,000 Common Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all warrants to purchase Common Shares that are currently outstanding and exercisable.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐ Check the appropriate boxes below to designate any transactions to which the statement relates.

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

(Continued on following pages)

SCHEDULE TO

          This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by CaucusCom Mergerco Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Metromedia International Group, Inc., a Delaware corporation (the “Company”), at a price of $1.80 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)

The name of the subject company is Metromedia International Group, Inc.  The principal executive office of the Company is located at 8000 Tower Point Drive, Charlotte, North Carolina, 28227.  The telephone number of the Company is (704) 321-7380.

(b)

This Schedule TO relates to Purchaser’s offer to purchase all issued and outstanding Common Shares.  The Company has represented in the Agreement and Plan of Merger, dated as of July 17, 2007, among Parent, Purchaser and the Company that, as of July 13, 2007, there were (i) 103,144,947 Common Shares issued and outstanding (including 9,110,000 restricted Common Shares), (ii) 240,000 Common Shares issuable on or prior to the expiration of the Offer upon the exercise of all options to purchase Common Shares that are currently outstanding and exercisable and (iii) 700,000 Common Shares issuable on or prior to the expiration of the Offer upon the exercise of all warrants to purchase Common Shares that are currently outstanding and exercisable.

(c)	The information set forth in Section 6—“Price Range of the Common Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS

This Schedule TO is filed by Purchaser and Parent.  The information set forth in Section 9—“Certain Information Concerning Purchaser, Parent and their Affiliates” if the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

The information set forth in the “Summary Term Sheet” and Sections 1, 2, 3, 4, 5, 7, 12 and 13—“Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “Effect of the Offer on the Market for the Company’s Shares; AMEX Delisting and Pink Sheets; Exchange Act Registration,” “Purpose of the Offer; Plans for the Company” and “Transaction Documents” in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information set forth in Sections 8, 9, 11 and 12—“Certain Information Concerning the Company,” “Certain Information Concerning Purchaser, Parent and Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

The information set forth in Sections 6, 7, 12, 14 and 15—“Price Range of the Common Shares,” “Effect of the Offer on the Market for the Company’s Shares; AMEX Delisting and Pink Sheets; Exchange Act Registration,” “Purpose of the Offer; Plans for the Company”, “Dividends and Distributions” and “Certain Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth in Section 10—“Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information set forth in the Introduction and Sections 8, 9, 11 and 12—“Certain Information Concerning the Company,” “Certain Information Concerning Purchaser, Parent and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The information set forth in Sections 11, 12 and 18—“Background of the Offer; Contacts with the Company,” “Purpose of the Offer; Plans for the Company” and “Certain Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)(1)

The information set forth in Schedule I and Sections 9, 11 and 12—“Certain Information Concerning Purchaser, Parent and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase are incorporated herein by reference.

(a)(2)-(4)

The information set forth in Section 7—“Effect of the Offer on the Market for the Company’s Shares, AMEX Delisting and Pink Sheets; Exchange Act Registration” and Section 16—“Certain Legal Matters; Required Regulatory Approvals” in the Offer to Purchase are incorporated herein by reference.

(a)(5)	None.

(b)

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.	MATERIAL TO BE FILED AS EXHIBITS

(a)(1)(A)	Offer to Purchase, dated July 18, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press release issued by the Company on July 17, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 17, 2007.

(a)(1)(H)	Form of summary advertisement, published July 18, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of July 17, 2007, by and among Parent, Purchaser and the Company.

(d)(2)	Tender and Support Agreement, dated as of July 17, 2007, by and among Parent, Purchaser and certain stockholders of the Company named therein.

(d)(3)	Confidentiality Agreement, dated as of April 10, 2007, between the Company and Salford Georgia.

(d)(4)	Confidentiality Agreement, dated as of May 10, 2007, between the Company and Sun Capital Partners Ltd.

(d)(5)	Letter agreement, dated June 27, 2007, among the Company, Sun Capital Partners Ltd. and Compound Capital Limited.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of July 18, 2007 that the information set forth in this statement is true, complete and correct.

CAUCUSCOM MERGERCO CORP.

By:	/s/ Peter Nagle

Name: Peter Nagle Title: President

CAUCUSCOM VENTURES L.P.

By:	Caucus Carry Management L.P., its General Partner

By:	Caucus Telecom Management Ltd., its General Partner

By:	/s/ Peter Nagle

Name: Peter Nagle Title: Director

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated July 18, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press release issued by the Company on July 17, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on July 17, 2007.

(a)(1)(H)	Form of summary advertisement, published July 18, 2007.

(d)(1)	Agreement and Plan of Merger, dated as of July 17, 2007, by and among Parent, Purchaser and the Company.

(d)(2)	Tender and Support Agreement, dated as of July 17, 2007, by and among Parent, Purchaser and certain stockholders of the Company named therein.

(d)(3)	Confidentiality Agreement, dated as of April 10, 2007, between the Company and Salford Georgia.

(d)(4)	Confidentiality Agreement, dated as of May 10, 2007, between the Company and Sun Capital Partners Ltd.

(d)(5)	Letter agreement, dated June 27, 2007, among the Company, Sun Capital Partners Ltd. and Compound Capital Limited.

(g)	Not applicable.

(h)	Not applicable.